April 15, 2013

Kieran Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Brown:

On February 7, 2013, Advisers Investment Trust (the “Trust”), on behalf of the AIT Global Emerging Markets Opportunity Fund (the “Fund”), filed Post-Effective Amendment No. 5 to its Registration Statement on Form N-1A (the “Amendment”). On March 28, 2013, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

Prospectus

1. SEC Comment - Cover. Add share classes and ticker symbols to the cover page of the prospectus.

The share class has been added to the cover page of the prospectus.

A ticker is not available until the Fund becomes effective. When the Fund becomes effective, a ticker symbol will be obtained and will be included on the cover of subsequent filings.

2. SEC Comment - Fee Table. Please add the following language to the Fees and Expenses table on page 1:

You may qualify for sales charge discounts if you invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in Class A Shares: Sales Charge Reductions and Waivers on page 12 of the Fund’s prospectus and Class A Share Sales Charge Reductions and Waivers on page 14 of the Fund’s statement of additional information.

The language requested above in Comment #2 has been added above the Fees and Expenses table.

3. SEC Comment - Page 2 – Principal Investment Strategies. Add disclosure to the end of the second paragraph in this section stating that there is no guarantee that the Fund will achieve its objective of capturing part of the up market cycle and protecting in down market cycles.

The disclosure requested above has been added to the end of the second paragraph as follows:

“Over full market cycles, the investment style is designed with the objective of capturing part of the up market cycles and may offer protection in down market cycles, although there is no guarantee that it will do so.”

4. SEC Comment - Page 2 – Principal Investment Strategies. In the third paragraph, emerging markets are defined generally as any nation in the world other than the US, Canada, Japan, Australia, New Zealand and most of the nations in Western Europe. Add to this description some of the factors listed on page 3 of the SAI that the adviser considers in determining whether a country is an emerging market.

The following clarification has been added to address the comment above:

“Emerging markets will include countries: (i) having an “emerging stock market” as defined by the International Finance Corporation; (ii) with low-to-middle-income economies according to the International Bank for Reconstruction and Development (the “World Bank”); or (iii) listed in World Bank publications as developing. Emerging markets countries generally include every nation in the world except the U.S., Canada, Japan, Australia, New Zealand and most nations located in Western Europe. While the Adviser primarily relies on the country where the issuer is incorporated in determining the “location” of an issuer, the location of an issuer is ultimately based on analysis of the following criteria: country of domicile, location of the primary exchange on which the companies securities are traded or country in which a majority of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.”

5. SEC Comment - Page 2 – Principal Investment Strategies. The third paragraph lists the factors the adviser considers in determining whether an issuer is located in an emerging market. To be considered an emerging market security, the issuer had to have economic ties to the country and satisfy more than one criterion. If the tie is revenues generated in the country, at least 50% of the issuers revenues must be generated in the country.

The disclosure listed in response #4 addresses this comment as well.

6. SEC Comment - Page 2 – Principal Risks. If the Fund invests a significant percentage of its assets in small and mid cap companies, provide separate small and mid-cap risk disclosure (rather than including it in Equity Securities Risk).

The following clarification has been added to address the comment above:

“Small and Medium Market Capitalization Companies. Small and medium-sized companies often have narrower markets, fewer products or services to offer, and more limited managerial and financial resources than larger, more established companies. As a result, the performance of small and medium-sized companies may be more volatile, and they may face a greater risk of business failure, which could increase the volatility and risk of loss to the Fund.”

7. SEC Comment - Page 2 – Principal Risk. Disclose if the Fund concentrates its investment’s in any specific country or region. Is so, disclose the relevant risks.

The Fund will not concentrate its investments in any specific region or country.

8. SEC Comment - Page 3 – Performance. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-5393 is toll-free.

9. SEC Comment - Page 3 – Portfolio Manager. Limit the disclosure to the title and the date the PM began to manage the Fund.

The disclosure has been limited to title and noted that the PM began to manage the Fund since inception as the Fund is not yet effective.

10. SEC Comment - Page 6 – Equity Linked Instruments. Confirm that the equity linked instruments are counted in determining that at least 80% of the Fund’s assets are invested in emerging markets securities. Also confirm that the calculation is made on the market value of the equity linked instruments and not their notional value.

Equity linked instruments will be counted at market value in the Rule 35d-1 determination as noted above.

11. SEC Comment - Page 8 – Investment Adviser. In the last paragraph of this section, specify the period covered by the shareholder report that contains the disclosure regarding the basis for the Board’s approval of the Investment Advisory Agreement.

The following clarification has been added to address the comment above:

“Disclosure regarding the basis for the Board of Trustees’ approval of the investment advisory agreement between the Adviser and the Funds will be available in the Funds’ first annual shareholder report to shareholders for the period ended September 30, 2013.”

12. SEC Comment - Page 8 – Historical Performance. The first sentence stated that the Emerging Markets Equity strategy employs investment objectives, policies and strategies that are “substantially similar” to those of the Fund. Disclose whether there are any differences in objectives, policies and strategies. Also, confirm that the Emerging Markets Equity Composite includes all substantially similar accounts.

The following clarification has been added to address the comment above.

“The Adviser manages various accounts using the Emerging Markets Equity strategy, which employs the same investment objectives, policies and strategies as the AIT Global Emerging Markets Opportunity Fund.”

13. SEC Comment - Page 9 – Historical Performance. Include one-year, five-year and 10-year average annual total returns.

The one-year, five-year and 10-year average annual total returns have been added to the historical performance chart as requested.

14. SEC Comment - Page 10 – Historical Performance. The first full paragraph on the page is very large. Break it up into smaller paragraphs and delete redundant disclosure, if any.

The large paragraph has been broken into two sections and any redundant language has been deleted as applicable. The new paragraphs are as follows:

Historical Investment Return of the Adviser’s Emerging Markets Equity Composite

The Adviser manages various accounts using the Emerging Markets Equity strategy, which employs the same investment objectives, policies and strategies as the AIT Global Emerging Markets Opportunity Fund. The Emerging Markets Equity Composite investment returns shown below include the accounts managed by the Adviser, as noted below, using this strategy. The information for the composite is provided to show the past investment return of the Adviser in managing the strategy, as measured against the MSCI Emerging Markets Index. The investment return of the composite does not represent the historical investment return of the AIT Global Emerging Markets Opportunity Fund and should not be considered a substitute for, or indicative of, the future investment return of the Fund. Future results may differ from past results because of, among other things, differences in brokerage commissions; account expenses, including management fees; the size of positions taken in relation to account size and diversification of securities; timing of purchases and sales; and availability of cash for new investments. In addition, the accounts are not subject to certain investment limitations or other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, or fees and charges assessed by mutual funds, which, if applicable, may have adversely affected the investment return results of the accounts during the periods shown. The investment return of the AIT Global Emerging Markets Opportunity Fund for future periods will vary.

The Adviser provided the information shown below and calculated the investment return information. The rate of return for the accounts includes realized and unrealized gains plus income, including accrued income. Returns from cash and cash equivalents in the accounts are included in the investment return calculations, and the cash and cash equivalents are included in the total assets on which the investment return is calculated. The accounts are valued at least monthly. Results include the reinvestment of dividends and capital gains.

15. SEC Comment - Page 10 – Historical Performance. The disclosure states that E&Y has examined the Emerging Markets Equity Composite. Will E&Y be providing a consent?

The reference to Ernst & Young in the disclosure statement has been deleted. There will be no consent submitted as a result.

16. SEC Comment - Page 11 – What arrangement is best for you? Under Class C shares, disclose that purchasing Class C shares may cause an investor to pay more over time.

The following clarification has been made to address the comment above:

“If you purchase Class C Shares, you will not pay a sales charge at the time of purchase. Although, investors that purchase Class C shares will not pay any initial sales charge on the purchase, the Fund pays 1.00% of the amount invested to dealers who sell Class C shares. Investors are subject to a contingent deferred sales charge of 1.00% if Class C Shares are redeemed within one year of purchase. Class C Shares do not convert to any other class of shares of the Fund, so the higher distribution and service fees paid by Class C Shares continue for the life of the account. Over time, fees paid will increase the cost of a Class C shareholder’s investment and may cost more than other types of sales charges.”

17. SEC Comment - Page 12 – Class A Shares: Sales Charge Reduction and Waivers. Include additional disclosure regarding the CDSC that will be paid on a $1 million plus investment if it is redeemed within 18 months. This can be added in a footnote.

The following clarification has been added to address this comment:

“Redemptions of Class A shares of the Fund purchased without the imposition of an initial sales charge may be assessed a 1.00% contingent deferred sales charge if the Fund paid a commission in connection with the purchase of shares and the shares are redeemed within 18 months of purchase.”

18. SEC Comment - Page 24 – Shareholder Reports and Other Information. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-5393 is toll-free.

Statement of Additional Information

19.	SEC Comment - Cover. Add share classes and ticker symbols to the cover page of the prospectus.

The share classes have been added to the cover page of the Statement of Additional Information.

A ticker is not available until the Fund becomes effective. When the Fund becomes effective, a ticker symbol will be obtained and will be included on the cover of subsequent filings.

20. SEC Comment - Page 1 – Description of the Trust. State whether Advisers Investment Trust is a business trust and whether it is an open-end management investment company.

Disclosure has been added as follows indicating that the Trust is an Ohio business trust and an open-end management investment company as requested above:

“Advisers Investment Trust (the “Trust”) is an open-end management investment company established as a business trust under the laws of Ohio by an Agreement and Declaration of Trust dated March 1, 2011 (the “Trust Agreement”). The Trust commenced operations on December 20, 2011.”

21. SEC Comment - Page 1 – Description of the Trust. State whether the Fund is diversified or non-diversified.

Disclosure has been added to state that the Fund is diversified.

22. SEC Comment - Page 3 – Foreign and Emerging Markets Investment Risks. In (iv) at the end of the first paragraph, explain how the adviser determines that a country is an emerging market.

The following clarification has been added to address the comment above:

“The Adviser defines emerging market countries as those countries or regions with relatively low gross national product per capita compared to the world’s major economies, including any country: (i) having an “emerging stock market” as defined by the International Finance Corporation; (ii) with low-to-middle-income economies according to the International Bank for Reconstruction and Development (the “World Bank”); or (iii) listed in World Bank publications as developing.”

23. SEC Comment - Page 7 – Derivatives Risk. Confirm that the Fund does not invest in any derivatives other than those listed in this section.

The Fund does not invest in any derivatives other than those listed in this section.

24. SEC Comment - Page 7 – Other Investment Companies. If the Fund intends to investment in other companies to any extent that acquired fund fees and expenses will exceed 1bps of the Fund’s total annual fund operating expenses, those amounts should be shown as acquired fund fees and expenses on the fee table.

While the Fund may invest in other companies, the Fund does not intend to investment in other companies to any extent that acquired fund fees and expenses will exceed 1bps of the Fund’s total annual fund operating expenses.

25. SEC Comment - Page 16 – The Board of Trustees. Name the companies on whose board the Trustees serve.

Disclosure has been added to name the companies on whose board the Trustees serve.

26. SEC Comment - Page 18 – Leadership Structure. Explain why the Board thinks its leadership structure is effective.

The following clarification has been added to address the comment above:

“The Board has adopted Fund Governance Guidelines to provide guidance for effective leadership. The guidance sets forth criteria for Board membership, trustee orientation and continuing education and annual trustee evaluations. The Board has determined that this leadership structure is appropriate to ensure that the regular business of the Board is conducted efficiently while still permitting the Trustees to effectively fulfill their fiduciary and oversight obligations. The Board reviews its structure and the structure of its committees annually.”

27. SEC Comment - Page 19 – Leadership Structure. In the third paragraph disclose whether the Nominating and Governance Committee nominates candidates to fill Board vacancies and whether the Committee accepts nominations from shareholders. If so, explain the process for shareholder nominations.

The following clarification has been added to address the comment above:

“The Nominating and Governance Committee nominates candidates for election to the Board of Trustees, makes nominations for membership on all committees and reviews committee assignments at least annually. The Committee also reviews as necessary the responsibilities of any committees of the Board and whether there is a continuing need for each committee, whether there is a need for additional committees of the Board, and whether committees should be combined or reorganized. The Committee makes recommendations for any such action to the full Board. The Committee will consider candidates for trustees nominated by shareholders. Shareholders may recommend candidates for Board positions by forwarding their correspondence to the Secretary of the Trust at the Trust’s address and the shareholder communication will be forwarded to the Committee Chairperson for evaluation. The Committee holds at least one regularly scheduled meeting each fiscal year. All of the independent Trustees are members of the Committee.”

28. SEC Comment - Page 24 – Other Portfolio Manager Information. Provide more detail on the conflicts of interests faced by portfolio managers.

The following clarification has been added to address the comment above:

“The portfolio manager’s management of other accounts may give rise to potential conflicts of interest in connection with their management of the Fund investments on the one hand and the investments of the other accounts, on the other. The side-by-side management of the Fund and other accounts presents a variety of potential conflicts of interests. For example, the portfolio manager may purchase or sell securities for one portfolio and not another. The performance of securities within one portfolio may differ from the performance of securities in another portfolio.

In some cases, another account managed by the same portfolio manager may compensate the Adviser based on performance of the portfolio held by that account. Performance-based fee arrangements may create an incentive for the Adviser to favor higher fee paying accounts over other accounts, including accounts that are charged no performance-based fees, in the allocation of investment opportunities. The Adviser has adopted policies and procedures that seek to mitigate such conflicts and to ensure that all clients are treated fairly and equally.

Another potential conflict could arise in instances in which securities considered as investments for the Fund are also appropriate investments for other investment accounts managed by the Adviser. When a decision is made to buy or sell a security by the Fund and one or more of the other accounts, the Adviser may aggregate the purchase or sale of the securities and will allocate the securities transactions in a manner it believes to be equitable under the circumstances. However, a variety of factors can determine whether a particular account may participate in a particular aggregated transaction. Because of such differences, there may be differences in invested positions and securities held in accounts managed according to similar strategies. When aggregating orders, they adviser employs procedures designed to ensure accounts will be treated in a fair and equitable manner and no account will be favored over any other.”

29. SEC Comment - Page 26 – Brokerage Allocation and Other Practices. Disclose mark-ups and mark-downs, if appropriate. See Item 21(a).

The following clarification has been added to address the comment above:

“Over-the-counter transactions will be placed either directly with principal market makers or with broker-dealers, if the same or a better price, including commissions and executions, is available. Fixed income securities are normally purchased directly from the issuer, an underwriter or a market maker. Purchases include a concession paid by the issuer to the underwriter and the purchase price paid to a market maker may include the spread between the bid and asked prices.”

30. SEC Comment - Page 31 – More Information. Confirm that the telephone numbers provided are toll-free or collect numbers.

Disclosure has been added to indicate that 866-252-5393 is toll-free.

Finally, the Trust requests that the registration statement be made effective on or before April 23, 2013.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

Michael V. Wible

cc:	(w/ attachment)

Dina Tantra